UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On June 5, 2023, SaverOne 2014 Ltd. (the “Company”) entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”).

Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $10.0 million (the “Commitment Amount”) of the Company’s American Depositary Shares (the “ADSs”), each ADS representing five of the Company’s ordinary shares, NIS 0.01 par value (the “Ordinary Shares”), during the 48 months following the execution of the Purchase Agreement, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement. At the Company’s option, the ADSs would be purchased by Yorkville from time to time at a price equal to 95% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that the Company, subject to certain limitations, delivers a notice to Yorkville that the Company is committing Yorkville to purchase such ADSs (the “Advance Shares”). The Company may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the daily volume weighted average price of the Company’s ADSs for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for Yorkville’s irrevocable commitment to purchase the Company’s ADSs up to the Commitment Amount, the Company agreed to issue 68,152 ADSs (the “Commitment Shares”) to Yorkville and also paid a $10,000 structuring fee to an affiliate of Yorkville.

Pursuant to the Purchase Agreement, Yorkville shall not be obligated to purchase or acquire any ADSs under the Purchase Agreement which, when aggregated with all other ADSs or Ordinary Shares beneficially owned by Yorkville and its affiliates, would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) to exceed 4.99% of the then outstanding voting power or number of the Company’s Ordinary Shares.

Upon the execution of the Purchase Agreement, Yorkville, upon the Company’s request, advanced to the Company $2.0 million of the Commitment Amount, which is evidenced in the form of a promissory note, or the Promissory Note, equal to $2.0 million. The Promissory Note will mature on the twelve-month anniversary of execution. The Promissory Note accrues interest at a rate of 8%, and was issued with a 3% original issue discount, and will be repaid in 10 equal monthly installments beginning on the 60th day following the date of the Promissory Note’s execution. The Promissory Note may be repaid with the proceeds of an Advance under the Purchase Agreement or repaid in cash.

Yorkville’s obligation to purchase the Company’s ADSs pursuant to the Purchase Agreement is subject to a number of conditions, including that a registration statement (the “Registration Statement”) be filed with the Securities and Exchange Commission (the “SEC”), registering the Commitment Shares issued and the Advance Shares to be issued and sold pursuant to an Advance under the Securities Act of 1933, as amended (the “Securities Act”) and that the Registration Statement is declared effective by the SEC.

This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties.

The ADSs and underlying Ordinary Shares are being offered and sold pursuant to an exemption from the registration requirements of the Securities Act, under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Yorkville has represented that it is an accredited investor, as that term is defined in Regulation D, and has acquired and will acquire the ADSs for its own account for investment and not with a view toward the resale or distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The ADSs and underlying Ordinary Shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, the ADSs and underlying Ordinary Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the material terms of the Purchase Agreement and Promissory Note are not complete and are qualified in their entirety by reference to the full texts thereof, copies of which are filed herewith as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated by reference herein.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

EXHIBIT INDEX

Exhibit No.
10.1	Standby Equity Purchase Agreement dated June 5, 2023, by and between SaverOne 2014 Ltd. and YA II PN, LTD.
10.2	Promissory Note dated June 5, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: June 6, 2023	By:	/s/ Tony Klein
		Name:	Tony Klein
		Title:	Chief Financial Officer

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